Exhibit 12

Travelport Businesses of Cendant Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

			Predecessor
	Three Months Ended March 31, 2007		Three Months Ended March 31, 2006
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$(42)		$46
Plus: Fixed Charges	93		16
Earnings available to cover fixed charges	$51		$62
Fixed charges:
Interest, including amortization of deferred financing costs	$90		$13
Interest portion of rental payment	3		3
Total fixed charges	$93		$16
Ratio of earnings to fixed charges	n/a	x	3.8	x

Due to the loss from continuing operations before income taxes for the three months ended March 31, 2007, earnings would have been insufficient to cover fixed charges by $42 million.